1-9129

P.E. 7/31/02

02050064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2002

Xcelera Inc.
(Registrant's Name)

P.O. Box 309, Ugland House
South Church Street
Grand Cayman Islands,
British West Indies
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______________

EXHIBIT INDEX IS LOCATED ON PAGE 2

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated July 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCELERA INC.

Date: July 31, 2002

By: ______________________

Name:

Title: Exec VP

EXHIBIT 1

Xcelera Reports Financial Results for Fiscal 2002

Grand Cayman, British West Indies – July 31, 2002 -- Xcelera Inc. (AMEX: XLA), a European technology company, today announced its financial results for the fiscal year ended January 31, 2002.

Xcelera's net income for the year decreased to a $96.3 million loss, or $(0.87) per basic and diluted share, compared to a $124.3 million gain, or $1.12 per basic and $0.95 per diluted share for the previous year.

Xcelera also announced that it had converted $22.7 million of its $45.3 million outstanding convertible note from Hewlett-Packard Company by issuing 1.5 million shares of its common stock. Xcelera anticipates that by the end of its 2003 fiscal year it will have converted the remaining $22.7 million of its convertible note by issuing an additional 0.8 million shares of its common stock.

As of June 30, 2002, Xcelera maintained a strong financial position with approximately $164 million in cash and cash equivalents and no material debt.

A copy of Xcelera's Fiscal 2002 Form 20-F will be accessible from Xcelera's website at www.xcelera.com/investor/sec_filing.html.

About Xcelera Inc.

Xcelera Inc. is a European technology company focused on founding, developing, operating and financing technology companies and managing its portfolio of assets. Xcelera's strategy is to leverage its core competencies in caching, content distribution, content management, searching, security solutions, storing and streaming by continuing to acquire interests in technologies, products, services, people and companies, and to manage its portfolio of assets. Xcelera's portfolio of technology companies includes a controlling interest in Mirror Image Internet, Inc., a provider of secure, outsourced e-business infrastructure services and web services. For more information, visit Xcelera on the Web at www.xcelera.com.

This press release may contain "forward-looking statements" within the meaning of the securities laws. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, risks and uncertainties relating to future events that could cause actual results to differ materially from our expectations include the factors discussed in the Company's Annual Report on Form 20-F for Fiscal 2002, filed with the Securities and Exchange Commission. The Company does not intend, and assumes no obligation, to update any forward-looking statements.

[See Attached Table]

XCELERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. Dollars)

	Years Ended January 31,		
	2002	2001	2000
REVENUE	$ 3,176,891	$ 299,619	$ 37,135
COSTS AND EXPENSES:			
Costs of revenues	37,345,825	22,100,262	3,002,712
Engineering and development	7,940,820	5,767,849	2,381,784
Selling, general and administrative	46,530,520	36,795,938	3,941,953
Total costs and expenses	91,817,165	64,664,049	9,326,449
Operating loss	(88,640,274)	(64,343,430)	(9,289,314)
Other (expense) income, net	(37,214,577)	155,771,516	2,427,888
Minority interest in net loss of consolidated subsidiary	29,557,734	32,862,831	406,765
(Loss) Income from continuing operations	(96,297,117)	124,269,917	(6,454,661)
Discontinued operations, net of income taxes:			
Income from discontinued operations	–	–	738,468
Gain on sale of discontinued operations	–	–	18,105,963
Net (Loss) Income	**(96,297,117)**	**124,269,917**	**12,389,770**
Preferred stock dividends	1,999,294	1,603,854	221,918
Net (Loss) income available to common shareholders	$ (98,296,411)	$ 122,666,063	$ 12,167,852
(Loss) Earnings per share:			
Basic:			
(Loss) Income from continuing operations available to common shareholders	$ (0.87)	$ 1.12	$ (0.06)
Gain on sale of discontinued operations	–	–	0.17
Net (Loss) income available to common shareholders	$ (0.87)	$ 1.12	$ 0.11
Diluted:			
(Loss) Income from continuing operations available to common shareholders	$ (0.87)	$ 0.95	$ (0.06)
Gain on sale of discontinued operations	–	–	0.17
Net (Loss) income available to common shareholders	$ (0.87)	$ 0.95	$ 0.11
Weighted average shares outstanding:			
Basic	113,140,515	109,641,509	105,826,663
Diluted	113,140,515	128,886,171	105,826,663

Contact:

Xcelera Inc.
Michael J. Kugler, 212/687-8080
investor@xcelera.com
or
Xcelera Inc.
Per R. Johansson, 212/687-8080
investor@xcelera.com